FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                                 As of 4/30/2007



                                  Ternium S.A.
                 (Translation of Registrant's name into English)


                                  Ternium S.A.
                     46a, Avenue John F. Kennedy - 2nd floor
                                L-1855 Luxembourg
                               (352) 4661-11-3815
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                          Form 20-F  X   Form 40-F
                                   -----          -----

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                               Yes        No  X
                                  -----     -----


  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                 Not applicable

        Ternium Announces Annual General Shareholders' Meeting


    LUXEMBOURG--(BUSINESS WIRE)--April 30, 2007--Ternium S.A. (NYSE:TX) announced today that its annual general shareholders' meeting will be held on Wednesday, June 6, 2007, at 2:30 p.m. C.E.T., at the Company's registered office in Luxembourg, located at 46A, avenue John F. Kennedy L-1855 Luxembourg. Each holder of Ternium ADSs as of May 1, 2007, is entitled to instruct The Bank of New York, the depositary bank, as to the exercise of the voting rights pertaining to the shares represented by such holder's ADSs.

    The Notice and Agenda for the meeting, the Shareholder Meeting Brochure and Proxy Statement and the Company's 2006 annual report (which includes the Company's financial statements for the year ended December 31, 2006, in their consolidated and unconsolidated form, and the board of directors' and the independent auditors' reports), will be made available beginning on May 4, 2007, on our website at http://www.ternium.com/en/investor/ and may also be obtained upon request at +352-26-68-31-52 or +1-888-269-2377 (toll free from the
United States). These documents will also be made available free of charge at the Company's registered office in Luxembourg.

    Ternium is one of the leading steel companies in the Americas, producing a wide range of flat and long steel products. With operations in Mexico, Argentina and Venezuela and 18,000 employees, Ternium had net sales of US$6.6 billion and a production of 9.0 million tons of finished steel products in 2006. More information about Ternium is available at www.ternium.com.


    CONTACT: Ternium S.A.
             Investor Relations:
             Sebastian Marti, +1-866-890-0443 (USA)
             Mexico: +52-81-8865-2111
             Argentina: +54-11-4018-2389
             www.ternium.com

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.'s press release announcing Annual General Shareholders' Meeting.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  TERNIUM S.A.


By: /s/ Raul Darderes
    -----------------
Name: Raul Darderes
Title: Secretary to the Board of Directors


Dated: April 30, 2007